ARTICLES OF AMENDMENT

TO THE ARTICLES OF INCORPORATION

OF

ART WORLD INDUSTRIES, INC.

Pursuant to the provisions of Delaware General Corporation Law, the Undersigned Corporation adopts the following amendment to the Articles of Incorporation.

1.	The following amendment of the Articles of Incorporation was adopted by

The shareholder consent on May 23, 2002, said articles are hereby

Amended and shall read as follows:

Article I

Name

The name of the corporation is ISSG, INC.

2.	The number of shares outstanding at the time of adoption was 1,632,637;

And the number of shares entitled to vote thereon was the same.

3.	The number of shares represented at the meeting of the shareholders was

892,550. All shares voted in favor of the amendment. The shares represented a majority of the issued and outstanding shares. There were no shares voting against the amendment.

Effective the 25th day of July 2002

/s/ Robert Callender
Robert Callender
President

/s/ Westley Idol
Westley Idol
Secretary